

Mail Stop 7010

October 24, 2007

via U.S. mail and facsimile

Mr. Brian K. Ferraioli
Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

> **RE: The Shaw Group Inc.**
> **Form 10-K/A for the Fiscal Year Ended August 31, 2006**
> **Form 10-Q/A for the Quarterly Period Ended November 30, 2006**
> **Form 10-Q for the Quarterly Period Ended February 28, 2007**
> **Form 10-Q for the Quarterly Period Ended May 31, 2007**
> **File No. 001-12227**

Dear Mr. Ferraioli:

We have reviewed your response letter dated October 22, 2007, to our letter dated October 15, 2007, and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Quarterly Period ended November 30, 2006

Note 2 – Restatement of Financial Statements, page 12

1. We appreciate the information you have provided to us in response to our prior comment 1.

On page 12 of your response, we note you expect fiscal 2007 income before taxes of $42 million and a net loss of $14 million. According to Exhibit III of your response, income before taxes and net income for the nine months ended May 31, 2007, are misstated by $4.3 million and $1.4 million, respectively. Based on your projected results, these errors are 10.2% and 9.7% of fiscal 2007 pre-tax net income and net loss, respectively.

Based on the information that you have provided in Exhibit III, these adjustments also have a material impact on your operating income and income (loss) before income taxes for the three months ended November 30, 2006, (15.4% and 21.0%, respectively), six months ended February 28, 2007, (25.3% and 12.3%, respectively), and nine months ended May 31, 2007 (8.8% and 11.8%, respectively).

Furthermore, you disclose in Note 2 on page 12 of your Form 10-Q/A for the period ended November 30, 2006, that the prior year errors of $4.3 million primarily relate to your E&C segment. Based on Note 15 on page 116 of your Form 10-K/A for the fiscal year ended August 31, 2006, your E&C segment had a loss before taxes of $8.3 million, which suggests the errors could be very material to the segment's operations for fiscal 2006.

You have provided a SAB 99 analysis asserting that the errors are neither qualitatively nor quantitatively material. In addressing the quantitative element, you appear to assert that (1) these errors did not have a meaningful impact on the trends, and, (2) are not material to the overall presentation of your financial statements.

However, these two factors are characterized in SAB 99 as relevant to a qualitative analysis, of an otherwise quantitatively immaterial error. The examples and fact patterns used in the SAB consistently describe situations where *quantitatively immaterial* errors may be considered to be material in light of certain factors. The staff's objective in issuing the SAB was clearly stated in the summary section of the Release -- "This staff accounting bulletin expresses the views of the staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate; misstatements are not immaterial simply because they fall beneath a numerical threshold." Your analysis also references paragraph 29 of APB 28. Please note this guidance requires that you disclose material errors in your interim financial statements. Note also that, unless the errors are corrected, the affected financial statements may be presumed to be misleading or inaccurate. See Article 4-01(a)(1) of Regulation S-X.

In light of the above, we are unable to conclude the accounting errors are quantitatively immaterial to your operating income, income (loss) before taxes, and net income (loss) in the effected periods. Please revise the financial statements such that the amounts therein are compliant with GAAP. It appears amendments are required for your Form 10-K/A for the fiscal year ended August 31, 2006, and the subsequent Form 10-Qs.

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief